Orion Haus Homes and Hotels Inc.

ANNUAL REPORT

8570 Stirling Road

Hollywood, FL 33024

(646) 460-6855

www.orionhaus.com

This Annual Report is dated April 17, 2023.

BUSINESS

Orion Haus is a PropTech hospitality management company that offers Short Term Rental-friendly apartments. The Orion Haus PropTech and homesharing management program is a multifamily amenity driving resident retention and higher returns.

Investors, Residents and Partners all earn more money and higher returns by monetizing homes which would otherwise sit dormant while unoccupied.

Why pay for something when you don't use it? Long-term tenants can offset their monthly rent by offering their homes for Short Term Rentals when they are not using them. Orion Haus is the first-of-its-kind flexible housing solution that is both real estate equity and platform agnostic.

Orion Haus is currently operating in three multifamily buildings, with many more in the pipeline.

1. Fort Lauderdale, FL
2. Tempe, AZ
3. Scottsdale AZ

Our software platform, is operational and working well, and its functionality is steadily growing.

Orion Haus began as ORION HAUS LLC which was originally formed in Florida on February 4, 2020. The Company’s headquarters are in Florida and the company began operations in 2020.

The founders of the Company also created OH Management USA LLC, a Delaware LLC, in 2021. In 2021, Orion Haus Homes and Hotels Inc. was formed in Delaware to be the parent company for Orion Haus LLC and OH Management USA LLC. In 2022, OHHI 1007 SE 2nd Court RE DE LLC was formed in Delaware and is also solely owned by Orion Haus Homes and Hotels, Inc.

Previous Offerings

Name: Series Seed Preferred Shares
Type of security sold: Equity
Final amount sold: $4,500,000.00
Number of Securities Sold: 8,490,566
Use of proceeds: Working capital and expansion
Date of Form-D filing: January 12, 2022
Offering exemption relied upon: Section 4(a)(2) and Regulation D

Name: Series Seed Preferred Shares
Type of security sold: Equity
Final amount sold: $415,000
Number of Securities Sold: 783,020
Use of proceeds: Working capital and expansion
Date of Form-D filing: March 17, 2023
Offering exemption relied upon: Section 4(a)(2) and Regulation D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

The discussion of financials includes reference to Orion Haus Inc.'s three subsidiary businesses, OHHI 1007 SE 2ND Court RE DE LLC, OH Management USA LLC and Orion Haus LLC which have been in operation since 2022, 2021 and 2020 respectively. We have aggregated the data of our two predecessor entities for discussion regarding the Corporation's financial history. The company began operations in 2020. The founders of the Company created OH Management USA LLC, a Delaware LLC, in 2021 for purposes of shifting operations into a Delaware entity for investor relations. The Company and OH Management USA LLC will be merged with Orion Haus Homes and Hotels Inc., a new Delaware C-corporation, that was formed on July 27, 2021 (see Note 8), which will continue Orion Haus operations going forward. The financials hereto reflect the historical operations of Orion Haus LLC, which was the only Orion Haus entity in existence during the fiscal year ended December 31, 2020.

Revenue: The Company generated $171,734 of revenue in 2022. The Company is currently operating in three buildings, one in Fort Lauderdale, FL, one in Tempe, AZ and one in Scottsdale, AZ. This revenue was generated primarily from homesharing activity, management fees and consulting fees.

Cost of Goods Sold: Cost of Goods sold in 2022 was $66,696 which largely consists of payouts to residents and building owners, as well as cleaning fees.

Expenses: Total expenses in 2022 were $2,072,518, which was allocated almost entirely to payroll, marketing, administrative expenses and professional fees.

Bad Debt Expense: In 2021, the Company signed a lucrative contract with a 10 building nationwide portfolio, with the right of first refusal on 13 more buildings in the pipeline. That partnership never got off the ground, which we believe is because of undercapitalization and potential insolvency of the client. In January of 2022, it became clear that there was not a viable path forward and a $1.19 million bad debt write-off was taken.

Cash Flow: Cash flow remains negative. The Company's sales cycle has taken longer than expected and expects to become profitable by the end of 2024 assuming aggressive revenue growth and inflows of more investor capital to support that growth.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $2,075,260.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

The Company has no unrelated party debt.

The Company currently has an outstanding shareholder loan from its CEO with a balance of $97,207.09. No payments are expected for the foreseeable future.

The Company currently has an outstanding shareholder loan from its CMO with a balance of $47,162.39. No payments are expected for the foreseeable future.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cindy Diffenderfer

Cindy Diffenderfer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: February, 2020 - Present
Responsibilities: Develop the vision, strategy, business plan and team for the company. Oversee Operations, Logistics, Sales, Marketing, Team Building, Finance, and Fundraising. Currently, Cindy's compensation for her role includes an annual salary of $180,000 and she owns 39.6% of the company's common stock

Other business experience in the past three years:
Employer: NGD Homesharing LLC
Title: Co-founder & Chief Marketing Officer
Dates of Service: December, 2015 - February, 2020
Responsibilities: Develop and create vision, business plan, team, financial, logistics, design, operations and fundraising.

Name: Kanan Whited

Kanan Whited's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-founder & Chief Marketing Officer
Dates of Service: February, 2020 - Present
Responsibilities: Interior Design, Digital Marketing, Social Media, Advertising & Sales. Currently, Kanan's compensation includes an annual salary of $180,000 and owns 19.8% of the company's common equity

Other business experience in the past three years:

Employer: Virgin Voyages
Title: Creative Director
Dates of Service: May, 2019 - May, 2020
Responsibilities: Create this vision, brand, marketing strategy, sales strategy and implementation for the launch of Virgins new Cruiseline.

Other business experience in the past three years:

Employer: NGD Homesharing LLC (Niido & Natiivo)
Title: Creative Director
Dates of Service: January, 2018 - May, 2019
Responsibilities: Interior Design, Purchasing, Design logistics and Operations, Management of creative teams and outside consultants, budgeting, project management, creation and execution of marketing campaigns, resident on-boarding campaigns and resident retention programming.

Name: Gregory Sandefur

Gregory Sandefur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: General Counsel

Dates of Service: February, 2020 - Present
Responsibilities: Legal, contract management, regulatory compliance and human relations. Currently, Gregory's compensation includes an annual salary of $180,000 along and owns 34.7% of the company's common equity.

Name: Scott Liebman

Scott Liebman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: September, 2021 - Present (was with the company since September 2020 as a consultant)

Responsibilities: Financial management, underwriting, accounting, fundraising, financial reporting, financial compliance and audit management, fundraising, capital structuring, lender and investor reporting. Currently, Scott's compensation includes an annual salary of $180,000 along and owns 4.95% of the company's common equity.

Other business experience in the past three years:

Employer: Liebman Group
Title: CEO
Dates of Service: December, 2017 - Present
Responsibilities: Mergers and Acquisitions, Debt & Equity restructuring, Financial Analytics, Auditing, Independent company Valuations, fundraising, investment management and financial due diligence for law firms and family offices.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kanan Whited LLC (managed by Kanan Whited, 100% Owned by Kanan Whited)
Amount and nature of Beneficial ownership: 15,000,000
Percent of class: 19.8

Title of class: Common Stock

Stockholder Name: The Cindy M. Diffenderfer Family Trust
Amount and nature of Beneficial ownership: 30,000,000
Percent of class: 39.6

Title of class: Common Stock
Stockholder Name: Gregory Clay Sandefur Trust
Amount and nature of Beneficial ownership: 26,250,000
Percent of class: 34.7

RELATED PARTY TRANSACTIONS

At the end of 2021, the Company owed its CEO $97.207.09 for money loaned to the Company in its infancy. The Company repaid her $30,000 in 2021, but made no payments in 2022. No payments are expected for the foreseeable future.

At the end of 2021, the Company owed its CMO $47,162.39 for money loaned to the Company in its infancy. The Company has not yet repaid him any of this balance. No payments are expected for the foreseeable future.

At the end of 2021, the Company owed an entity owned by the Company's CFO $156,390.65 for hourly consulting services provided to the Company prior to being officially hired as full-time CFO in September 2021. In early 2022, the Company paid this entity $39,000. No payments of this A/P are expected for the foreseeable future.

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 75,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 4,696,371 with a total of 4,696,371 outstanding.

Voting Rights

Series Seed Consent Rights.So long as (a) Purchasers purchase shares of Series Seed Preferred Stock with an aggregate value equal to the Total Series Seed Investment Amount during the Additional Closing Period and (b) at least twenty-five percent (25%) of the initially issued shares of the Series Seed Preferred Stock purchased by Major Purchasers remains outstanding, the Company shall not do any of the following without the written consent or affirmative vote of the Major Purchasers holding a majority of the Series Seed Preferred Stock held by such Major Purchasers, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:(a)enter into an agreement to sell all or substantially of the assets or equity securities of the Company or any of its subsidiaries to an unrelated third-party purchaser;(b)make any material changes to the Company's business plan; (c)liquidate, dissolve, or wind-up the business and affairs of the Company or any subsidiary

Material Rights

RESTRICTIONS ON TRANSFER; DRAG ALONG

5.1Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "Securities") or any assignee of record of Securities (each such person, a "Holder") shall not make any disposition of all or any portion of any Securities unless:

(a)there is then in effect a registration statement under the Securities Act,covering such proposed disposition and such disposition is made in accordance with such registration statement; or B-10

(b)such Holder Has Notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holderor its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.Notwithstanding the provisions of Sections 5.1(a)and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holderthat is a partnership, limited liability company, a corporation,or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company,or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member,or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will,or intestate succession by any Holder Of the Holder'sspouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that,in the case of clauses (ii) and (iii),the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2"Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder(other than to donees or partners of the Holderwho agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company"(as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement.For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company mayplace restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder(and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder Shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 Drag Along Right.If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding(other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock),(ii) the holders of a majority of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as B-11 applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder(collectively, the “Shares”)in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3willnot apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. “Stockholder” means each Holderand Key Holder, and any transferee thereof.

5.4 Exceptions To Drag Along Right.Notwithstanding the foregoing, a Stockholder Need Not comply with Section 5.3 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless: (a)any representations and warranties to be made by the Stockholders in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholderholds all right, title and interest in and to the SharestheStockholderpurports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholders In connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholders Have been duly executed by the Stockholderand delivered to the acquirer and are enforceable against the Stockholders In accordance with their respective terms and,(iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law,or judgment, order,or decree of any court or governmental agency;(b)the Stockholders Will Not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties,and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);(c)the liability for indemnification, if any, of the Stockholders in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders In connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties,and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any,is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder In connection with such Proposed Sale; (d)liability will be limited to theStockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with theProposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate B-12indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to theStockholder in connection with theProposed Sale, except with respect to claims related to fraud by theStockholder, the liability for which need not be limited as to the Stockholder;(e)upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of CommonStock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series SeedPreferred Stock Elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock And Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter In effect immediately prior to the Proposed Sale.

6.PARTICIPATION RIGHT.

6.1General. Each Major Purchaser has the right of first refusal to purchase theMajor Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, theMajor Purchaser will have no right to purchase any such New Securities if theMajor Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in RegulationD under the Securities Act. A Major Purchaser's "Pro Rata Share" for means the ratio of (a)the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b)the Fully-Diluted Share Number.6.2New Securities. "New Securities" meansany Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants,or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a B-13 registration statement filed under the Securities Act, (h) an offering of equity securities of the Company, including, but not limited to, Common Stock or any class or series of Preferred Stock, unless such offering is seeking to raise an amount in excess of Five Million Dollars ($5,000,000), and (i) on offering of debt securities of the Company, unless such offering is seeking to raise an amount in excess of One Million Dollars ($1,000,000).If an offering of debt securities of the Company is structured in a series of related transactions such that each transaction does not exceed One Million Dollars ($1,000,000) but in the aggregate, such offerings exceed One Million Dollars ($1,000,000), and such structuring of a series of related transactions is intended for the sole purpose of causing such offerings to be excluded from the definition of New Securities, then each such offering of debt securities shall be deemed to be an offering of New Securities. 6.3Procedures. Ifthe Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the “Notice”), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser’s Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser’s Pro Rata Share). 6.4Failure to Exercise. If The Major Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers’ rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company’s Notice to the Major Purchasers. Ifthe Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any NewSecurities without again first offering those New Securities to the Major Purchasers pursuant to this Section6.

7. ELECTION OF BOARD OF DIRECTORS.

7.1Voting; Board Composition. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder Shall Vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the “VotingShares”), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:(a)that number of individuals, if any, equal to the Common Board Member Count (collectively, the “CommonBoard Designees”) designated from time to time in a writing delivered to the Company and signed by Common Control Holdsworth Hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Common Control Holders; (b)that number of individuals, if any, equal to the Series Seed Board Member Count (collectively, the “Series SeedBoard Designees”) designated from time to time in a writing delivered to the Company and signed by Purchasers who then hold a majority of the then-outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement; (c)that number of individuals, if any, equal to the Mutual Consent Board Member Count (collectively, the “Mutual ConsentBoard Designers” and, together with any Common B-14Board Designee and any Seed Board Designee, each a “Board Designee") designated from time to time in a writing delivered to the Company and signed by (a) Purchasers who then hold a majority of the then-outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement and (b) Common Control Holdsworth Hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock of the Company then held by all Common Control Holders.Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint,the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b)attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholders Voting Shares Or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholders Duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholderor any other entity holding Voting Shares.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock or Class B Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock or Class B Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on providing flexible housing solutions for long term and short term residents. Our revenues are therefore dependent upon the market for consumers to continue to want and spend money on flexible housing and vacation rental properties as means of accommodations as their preference for travel. Some of our products, while operational, are still in development It is possible that the software we have created may not meet the needs of the market and our intended customers. The Company may use third party software service providers to facilitate our services. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Software. Delays or cost overruns in the development of our Software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in staffing and engineering, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Orion Haus Homes and Hotels Inc was formed on July 15th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Orion Haus Homes and Hotels Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Orion Haus Homes and Hotels flexible housing solutions is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, technology, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Orion Haus Homes and Hotels Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Orion Haus Homes and Hotels Inc., could harm our reputation and materially negatively impact our financial condition and business. General Market Risks In addition, we believe that our revenue growth depends upon a number of factors, including: • The COVID-19 pandemic and its impact on the travel housing and and accommodations industries; • Our ability to retain and grow the number of units under management, the occupancy and the average daily rates are all subject to constantly changing market conditions; • Our ability to retain and grow the number of residents and hosts and the number of available homes in our homesharing program; • Events beyond our control such as pandemics and other health concerns, increased or continuing restrictions on travel and immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations; •competition; • The legal and regulatory landscape and changes in the application of existing laws and regulations or adoption of new laws and regulations that impact our residential business, Short-Term-Rental permissing availability, hosts, and/or guests, including changes in short-term occupancy and tax laws; • the attractiveness of home sharing to prospective hosts and guests; • The ability to create a level of consumer awareness and positive perception of our brand; • The level of spending on brand and performance marketing to attract residents, hosts and travelers to our communities; •Our ability to grow new offerings and tiers, such as Class A luxury apartments, single family homes and to our presence in different geographies; • timing, efficiency, and costs of expansion and upgrades to our software, services, team and infrastructure; and; • other risks described elsewhere in this prospectus. A softening of demand, whether caused by events outside of our control, such as COVID-19, changes in host and guest preferences, any of the other factors described above, or in this prospectus or otherwise, will result in decreased revenue. If our revenue does not improve, we may not achieve profitability and our business, results of operations, and financial condition would be materially adversely affected. Rising interest rates may impact the ability of our customers and potential customers to stay in business. This could result in a decline in current and future business. Current banking turmoil could, at some point in the future, have a negative impact on our Company's cash position, which would require more capital raising, potentially diluting your investment. If we are unable to raise additional capital, the the value of your investment would decline.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2023.

Orion Haus Homes and Hotels Inc.

By /s/ Cindy Diffenderfer

Name: Orion Haus Homes and Hotels Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Orion Haus Inc

Consolidated Financial Statements
Accrual Basis

Prepared by:
IQ Outsourced Accounting LLC

I, Cindy Diffenderfer, the Chief Executive Officer of Orion Haus Homes and Hotels, Inc. (and subsidiaries), hereby certify that the financial statements of Orion Haus Homes and Hotels, Inc. (and subsidiaries) and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. The only difference is that our tax returns are reported on a cash basis, while our internal financial statements are reported on an accrual basis.

For the year 2022 the amounts reported on our tax returns were total income of $151,141; taxable income of $0 and total tax of $0. For the year 2021 the amounts reported on our tax returns were total income of $74,674; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 30, 2022.

Cindy Diffenderfer
Cindy Diffenderfer (Mar 30, 2023 12:24 CDT) (Signature)

Chief Executive Officer

March 30, 2023

Signature: Cindy Diffenderfer
Cindy Diffenderfer (Mar 30, 2023 12:24 CDT)

Email: cindy@orionhaus.com

ORION HAUS INC
NOTES TO FINANCIAL STATEMENTS
AS OF DEC 31, 2022

Business description

ORION HAUS is a startup business with a mission to democratize homesharing across the U.S., and then internationally. It owns and manages homesharing-friendly buildings throughout the U.S. that allow its standard renting tenants to sublet their residence on any online travel agency platform—such as Airbnb, Vrbo, and HomeAway—as a means for passive income. It's subletting management program operates through the Orion Haus software app to keep data safe, secure, and transparent.

The ORION HAUS brand currently consists of three business entities founded by travel and hospitality entrepreneurs, CEO Cindy Diffenderfer and CMO Kanan Whited. Orion Haus LLC was first registered as a Florida LLC in 2020 followed by the Delaware LLC, OH Management USA LLC. Both entities were merged in July 2021 with the newest Delaware C-corporation, Orion Haus Homes and Hotels Inc. Corporate headquarters are in Florida.

In the beginning stages ORION HAUS relied on owner contributions and loans to fund its operations but by the third quarter of 2021, significant funding was secured through a successful Seed Series round. This equity investment is allocated for further intangible asset development and working capital for routine operations.

Basis of financial presentation

Consolidated and condensed unaudited financials for ORION HAUS are presented using the accrual method following accounting principles generally accepted in the United States of America (U.S. GAAP) guided by the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB). All intercompany balances and transactions have been eliminated in consolidation. As a startup, the financial position of ORION HAUS will be volatile for the coming years but are managed under the strict guidance of CFO Scott Liebman.

Supplemental financial notes

Cash

Cash for the organization is secured through investor funding across 2021 and 2022. The current cash balance can support the company's operational costs for twelve months at minimum.

Investments in unconsolidated entities

A real estate investment into a homesharing community.

Intangible asset

The ORION HAUS app development is an internal software platform under development for the use of its end users, both hosts and guests. Development costs are accumulated as of 2021 and will not be expenses until the system is feasible for the public's use. The estimated timeframe for depreciation will start in the year 2024.

Stockholders' equity

Preferred stock, $0.00001 par value; 8,490,566 authorized shares designated for the Series Seed shareholders with 4,868,620 issued as of this reporting period. Common stock, $0.00001 par value; 100,000,000 authorized shares with 75,678,112 issued as of this reporting period.

Revenue recognition

The business model generates revenue by charging various implementation and consulting fees to real estate owners who enroll into its homesharing program, charging property management fees, and accruing a percentage of residential and short-term tenant rents. Additionally, it offers furniture and décor packages for renters seeking an all-in-one solution to optimize their residence and attract sub-tenants. Currently the business is generating revenue that increases each month without any foreseeable conditions to hinder or halt growth.

ORION HAUS INC
Condensed Consolidated Balance Sheets
(Accrual Basis)

	Dec 31, 2022	Dec 31, 2021
Assets		
Cash	$ 2,075,260	$ 2,390,859
Accounts and other receivables	5,078	1,135,939
Investments in unconsolidated entities	20,456	42,826
Intangible asset	565,825	23,000
Total Assets	$ 2,666,619	$ 3,592,624
Liabilites and Equity		
Liabilities		
Accounts payable and accrued liabilities	401,361	404,883
Notes payable	-	104,176
Total Liabilities	401,361	509,059
Equity		
Shareholders' equity		
Preferred stock	4,915,000	2,575,000
Common stock	456,960	456,960
Net shareholders' equity	5,371,960	3,031,960
Retained earnings	51,606	(355,279)
Net income/(loss)	(3,158,308)	406,884
Total Equity	2,265,258	3,083,565
Total Liabilites and Equity	$ 2,666,619	$ 3,592,624

ORION HAUS INC
Condensed Consolidated Income Statement
(Accrual Basis)

	Dec 31, 2022	Dec 31, 2021
Operating revenues	$ 171,734	$ 1,332,364
Costs and expenses:		
Operating	66,696	58,958
Research and development	-	-
Selling, general and administrative	2,072,518	865,896
Depreciation and amortization	-	-
Income/(loss) from operations	(1,967,480)	407,510
Other income/(expenses):	(1,190,829)	(627)
Consolidated net income/(loss)	$ (3,158,309)	$ 406,883

ORION HAUS INC
Condensed Consolidated Statement of Cash Flows
(Accrual Basis)

	Dec 31, 2022	Dec 31, 2021
Operating activities		
Net income	$ (3,158,308)	$ 406,884
Adjustments to net income	1,070,158	(1,025,174)
Net cash provided by operations	(2,088,150)	(618,290)
Investing activities		
Real estate investment	(20,456)	-
Infrastructure development	(542,825)	(23,000)
Net cash provided by investing	(563,281)	(23,000)
Financing activities		
Stock purchase	2,340,000	3,031,960
Intercompany transfers		-
Net cash provided by financing	2,340,000	3,031,960
Net cash increase/(decrease) for period	(311,431)	2,390,670
Cash at beginning of period	2,390,859	190
Cash at end of period	$ 2,079,429	$ 2,390,859

ORION HAUS INC
Condensed Consolidated Statement of Changes in Equity
(Accrual Basis)

	Preferred Stock		Common Stock		Paid-In	Retained	Total
	Shares	Amount	Shares	Amount	Capital	Earnings	Shareholders'
Balances as of Dec 31, 2021	4,858,491	2,575,000	75,689,551	456,960	3,031,960	51,605	3,083,565
Shares issued for cash	4,415,094	2,340,000			2,340,000	-	-
Consolidated net income/(loss)					-	(3,158,308)	(3,158,308)
Dividends					-	-	-
Equity-based compensation					-	-	-
Balances as of Dec 31, 2022	9,273,585	4,915,000	75,689,551	456,960	5,371,960	(3,106,703)	2,265,257

	Preferred Stock		Common Stock		Paid-In	Retained	Total
	Shares	Amount	Shares	Amount	Capital	Earnings	Shareholders'
Balances as of Dec 31, 2020	-	-	-	-	-	(355,279)	(355,279)
Shares issued for cash	4,858,491	2,575,000	75,689,551	456,960	3,031,960	-	3,031,960
Consolidated net income/(loss)					-	406,884	406,884
Dividends					-	-	-
Equity-based compensation					-	-	-
Balances as of Dec 31, 2021	4,858,491	2,575,000	75,689,551	456,960	3,031,960	51,605	3,083,565

CERTIFICATION

I, Cindy Diffenderfer, Principal Executive Officer of Orion Haus Homes and Hotels Inc., hereby certify that the financial statements of Orion Haus Homes and Hotels Inc. included in this Report are true and complete in all material respects.

Cindy Diffenderfer

Chief Executive Officer